Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Carrizo Oil & Gas, Inc.:

We consent to the use of our reports dated February 27, 2017, with respect to the consolidated balance sheets of Carrizo Oil & Gas, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.
Our report dated February 27, 2017 refers to a change in method of accounting for deferred tax assets and liabilities.

/s/ KPMG LLP

Houston, Texas
May 16, 2017